J.P. MORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 26, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE Washington, DC 20549

    Re: J.P. Morgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 491

Dear Ms. White:

This letter is in response to the comment you provided with respect to the response letter filed on June 16, 2017 relating to the Rule 485(a) filing of the Trust’s Registration Statement concerning the JPMorgan Prime Money Market Fund and JPMorgan Tax Free Money Market Fund Morgan and Class C Shares (each, a “Fund” and together, the “Funds”). Our response to your comment is set forth below. As approved on April 24, 2017, we plan to file, on or before July 1, 2017, a post-effective amendment to the registration statements for the Funds’ other share classes pursuant to Rule 485(b)(1)(vii) under the Securities Act for the purpose of the annual update of their Registration Statements.

COMMENT FOR THE JPMORGAN TAX FREE MONEY MARKET FUND ONLY

Fundamental Policy

1.	Comment: Please supplementally confirm that, with respect to the JPMorgan Tax Free Money Market Fund, the Fund’s 80% policy is fundmental and, in the event that the Fund were to modify its 80% policy in a manner that did not comply with requirements of Rule 35d-1, such as by allowing the inclusion of securities, the interest payable on which is not exempt from federal income tax beyond the limit set forth in the rule, it would first attain approval through a shareholder vote.

Response: The Fund confirms that its 80% policy under Rule 35d-1 is a fundamental policy that, consistent with the Rule, requires it to invest, under normal circumstances, at least 80% of its Assets in investments, the income from which is exempt from Federal income tax, and, in the event that the Fund were to modify its 80% policy as described above, it would first seek approval through a shareholder vote.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call Greg Samuels at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels
Assistant Secretary

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